CAMBIOR

COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, April 19, 2005
All amounts are expressed in US dollars, unless otherwise indicated.

CAMBIOR TO DISPOSE OF CARLOTA PROJECT

Cambior announces that its Board of Directors has approved the divestiture of the Carlota Project. Accordingly, management will be seeking proposals from interested parties for the sale of the Carlota project.

It is estimated that the Carlota copper project, located in the Miami-Globe area of Arizona, contains probable reserves of 91.1 million tonnes at a grade of 0.39% copper representing 355,000 tonnes of contained copper. The ore is amenable to processing through leaching of run-of-mine ore (ROM) on impervious pads and a SX-EW (solvent extraction and electrowinning) plant. Cambior, with the assistance of external consultants, has completed a feasibility study which supports the following operating parameters:

Average annual copper cathode production	68 million lbs
Average recovery rate	84%
Estimated mine operating costs (per lb of copper)	$0.54
Estimated mine life	10 years

Capital and pre-production expenditures for the project are forecasted at $90-100 million depending on copper prices during pre-production and the construction period is estimated at 18 months. The project received all permits required for construction and mining. The deposit is subject to certain royalties payable to former property holders for a cash cost of approximately $0.04 per lb Cu recovered.

Louis Gignac, Cambior's President and CEO, stated: "The sale of the Carlota copper project will allow us to realize value for our shareholders and the proceeds from the sale of this non-core asset will be redeployed to fund the development of our gold projects and to earn participation in new gold properties, as we strive to reach our goal of 800,000 ounces annual gold production in the medium term".

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants "CBJ.WT.C" and "CBJ.WT.D" trade on the TSX.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, the disposal of the Carlota copper project, its anticipated benefits and the use of proceeds resulting thereof, construction and production targets and

timetables, evolution of mineral reserves, and mine operating costs. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks referred to in Cambior's 2003 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:
CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel.: (450) 677-2699
        1-866-554-0554
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2005-07